[Letterhead of Capital One]

August 4, 2015

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Attention: Michelle Stasny

Re:	Withdrawal of Request for Acceleration
Capital One Funding, LLC
Form S-3 Registration Statement
File No. 333-205946

Dear Ms. Stasny:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Capital One Funding, LLC (the “Company”) submitted an acceleration request (“Acceleration Request”) on August 3, 2015 for acceleration of the effectiveness of the above-referenced Registration Statement. The Company hereby withdraws such Acceleration Request.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (703) 720-3154.

Sincerely yours,

CAPITAL ONE FUNDING, LLC

/s/ Daniel H. Rosen
Name: Daniel H. Rosen
Title: Treasurer (Principal Financial Officer)